EXHIBIT 99.1

Galapagos concludes strategic evaluation and signs letter of intent to transfer Jyseleca® business to Alfasigma

  Transaction would enable Galapagos to realize considerable annualized savings and accelerate its pipeline focused on developing transformational medicines
  Aims to preserve the Jyseleca® (filgotinib) business and a significant number of positions
  Galapagos plans to streamline its remaining operations and further build efficiencies

Mechelen, Belgium; 30 October 2023, 21:01 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG) and Alfasigma S.p.A. today announced that they have signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca® and approximately 400 positions in 14 European countries.

In the contemplated transaction, Galapagos will receive a €50 million upfront, potential milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. Galapagos will pay up to €40 million by June 2025 to Alfasigma for Jyseleca® related development activities. In addition, Galapagos plans to streamline its remaining operations and further build efficiencies, with an envisaged reduction of approximately 100 positions across the organization. Galapagos estimates annualized savings ranging between €150 million and €200 million.

This repositioning of the company marks yet another significant milestone in Galapagos’ ongoing transformation into an innovative biotechnology company with a patient-centric research and development pipeline focused on immunology and oncology. While Galapagos’ commitment to transforming patient outcomes with life changing science and innovation remains unchanged, its ability to work efficiently across streamlined operations and portfolio are expected to accelerate these efforts.

“Today’s news is the result of a thoughtful, in-depth analysis, and represents the successful conclusion of the strategic evaluation process for Jyseleca®. We are confident this is the best possible outcome for our employees, patients and their prescribers, our other stakeholders and Jyseleca®. I want to recognize the tremendous efforts and valuable contributions of our talented workforce, and in particular the Jyseleca® team, who we believe can thrive within Alfasigma,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos. “Looking ahead, the planned transaction is expected to free-up significant resources across the organization, enabling us to invest more in our R&D growth areas, business development and M&A. This will support and accelerate our transformation into a global innovative biotech company with a pipeline of best-in-class medicines to address high unmet needs.”

Mr. Francesco Balestrieri, Chief Executive Officer of Alfasigma, added, “We are very pleased to have signed a letter of intent with Galapagos and we are excited to acquire Galapagos’ Jyseleca® business. The acquisition of Galapagos' Jyseleca® business represents another important milestone in Alfasigma's international transformation and growth path and fits perfectly with our Company's core business areas.
We believe this will benefit both companies and ensure that Jyseleca® will continue to be available to patients who can benefit from it. Galapagos has a skilled workforce dedicated to improving the lives of many patients, and we look forward to welcoming them following completion of the process.”

Thad Huston, CFO and COO of Galapagos, said, “While decisions that affect our colleagues are never easy, these changes are necessary to build a stronger future for our company. It is essential that we drive operational efficiencies in our remaining operations and intend to implement a focused, rightsized organization that is approximately half the size of our current organization. We will focus our efforts on internal research and development and disciplined business development as we work to expand our innovative pipeline and generate value for our shareholders.”

Process and timing
The completion of the intended transaction is subject to the execution of a definitive agreement and customary conditions, including regulatory approvals and consultations with works councils. There can be no assurance regarding the completion of the transaction. The letter of intent includes a customary break-up fee in the event either party does not proceed to a definitive agreement on terms consistent with the letter of intent. Galapagos will organize its Q3 2023 earnings call on Friday, 3 November 2023 at 08:00 ET/ 13:00 CET.

Information on Related Party Transaction: amendment of Galapagos-Gilead filgotinib agreement

The following information is provided by Galapagos pursuant to article 7:97, paragraphs 3 and 4 of the Belgian Companies and Association Code in connection with the amending of the Second Amended and Restated License and Collaboration Agreement between Gilead and Galapagos for the development and commercialization of filgotinib (the “Filgotinib Agreement”). Galapagos and Gilead have agreed to amend the Filgotinib Agreement to terminate the existing 50/50 global development cost sharing arrangement with Galapagos bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments. It is the intention in the contemplated transaction between Galapagos and Alfasigma that the amended Filgotinib Agreement will be assigned by Galapagos to Alfasigma.

Gilead has two representatives on the Board of Directors of Galapagos (Daniel O'Day and Linda Higgins). In addition, Gilead holds (indirectly, through one of its subsidiaries) more than 25% of the shares in Galapagos. Hence, Gilead is considered a “related party” of Galapagos in accordance with the International Financial Reporting Standards as adopted by the European Union. In view hereof, the Board of Directors of Galapagos applied the procedure of article 7:97 of the Belgian Companies and Association Code and the two representatives of Gilead on the Board of Directors of Galapagos did not participate in the deliberation and voting by the Board of Directors in relation to the amendment of the Filgotinib Agreement.

Within the context of the aforementioned procedure, a committee of three independent members of the Board of Directors of Galapagos (the “Committee”) issued an advice to the Board of Directors in which the Committee assessed the amended terms of the Filgotinib Agreement. In its advice to the Board of Directors, the Committee concluded the following: “The Committee believes that, under the circumstances, the proposed amendments to the filgotinib collaboration between Gilead and Galapagos are reasonable and fair from the point of view of Galapagos and its shareholders, and in line with the strategy of the Company. The proposed amendments offer an important opportunity to have autonomy on development and commercial activities in Europe in its ongoing collaboration with Gilead. The proposed amendments also come with a number of challenges and risks, but these are not unreasonable and can be managed going forward. The Committee therefore believes that the proposed amendments to the collaboration with Gilead in relation to filgotinib are in the interest of Galapagos, and in any event not manifestly abusive. In view hereof, the Committee issues a favourable and unqualified opinion to the Board of Directors of Galapagos.” The Board of Directors did not deviate from the Committee’s advice.

The assessment by the Statutory Auditor of Galapagos of the advice of the Committee and the minutes of the Board of Directors is as follows: “Based on our assessment, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad hoc committee of the independent members of the Board of Directors dated 30 October 2023 and in the minutes of the Board of Directors dated 30 October 2023, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our assignment.”

About filgotinib

Filgotinib is marketed as Jyseleca® in Europe and Japan for the treatment of adults with moderate to severe active RA who have responded inadequately or are intolerant to one or more disease modifying anti-rheumatic drugs. Filgotinib is also marketed as Jyseleca® in Europe and Japan for the treatment of adult patients with moderate to severe active ulcerative colitis (UC) who have had an inadequate response with, lost response to, or were intolerant to either conventional therapy or a biologic agent. Jyseleca® 100mg and 200mg are registered in the above-mentioned territories. The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The Great Britain Summary of Product Characteristics for filgotinib can be found at www.medicines.org.uk/emc and the Northern Ireland Summary of Product Characteristics for filgotinib can be found at www.emcmedicines.com/en-GB/northernireland, respectively. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies. Except for filgotinib’s approval as Jyseleca® for the treatment of moderate to severe active RA and UC by the relevant regulatory authorities in the European Union, Great Britain, and Japan, our drug candidates are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

About Galapagos
We are a global biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize the most compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

About Alfasigma
Alfasigma is one of Italy's leading pharmaceutical companies with a strong international positioning. The Group has a worldwide presence in over 100 countries where about 3000 people work in research, development, production and distribution. In Italy, Alfasigma is a leader in the prescription products market where, in addition to its strong focus on gastro-intestinal products, it is present in several primary care therapeutic areas. It is popular with the consumer public for a number of nutraceuticals & food supplements that respond to different needs, and that are well known and deeply rooted in the Italian families’ experience. Its historical headquarters is in Bologna, to which is added Milan, while the production sites are: in Italy, in Pomezia (RM), Alanno (PE), Sermoneta (LT) and Trezzano Rosa (MI) and abroad in Tortosa in Spain and in Shreveport (Louisiana) in the United States. The R&D laboratories are in Pomezia and in the Parco Scientifico Tecnologico Kilometro Rosso in Bergamo. Alfasigma's mission is to improve people's health and quality of life by offering caregivers and healthcare personnel therapeutic solutions according to the highest standards of quality and safety.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Contact

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs ir@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements related to the contemplated transaction between Galapagos and Alfasigma and the planned reduction in force, statements related to the expected cost savings and efficiencies resulting from the foregoing, and statements related to anticipated future research and development and business development activities. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that the contemplated transaction between Galapagos and Alfasigma may be delayed or never consummated, the risk that the planned reduction in force may be delayed or never consummated, the risk that the expected cost savings and efficiencies described in this press release will not be realized and the risk that Galapagos will not successfully achieve its anticipated future research and development and business development activities, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2022 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’